ATNA RESOURCES LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006

The unaudited consolidated financial statements, and accompanying notes to the financial statements, for the period ended September 30, 2006, have not been reviewed by the Company’s auditors.

Suite 510, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3A8
Telephone: 604.684.2285 Facsimile: 604.684.8887 Toll Free: 1.800.789.ATNA email: atna@atna.com www.atna.com

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ATNA RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian dollars)
	September 30,	December 31,
	2006	2005
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$4,013,437	$10,201,409
Investments	9,424,369	5,623,470
Marketable securities (Note 3)	332,000	493,405
Accounts receivable	188,615	99,418
Prepaid expenses	69,846	59,968

	14,028,267	16,477,670

DEPOSITS FOR RECLAMATION (Note 4)	584,177	527,758

MINERAL PROPERTIES (Note 5)	18,420,472	16,652,809

BUILDING AND EQUIPMENT	838,132	87,964

	$33,871,048	$33,746,201

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$302,056	$1,479,305

ASSET RETIREMENT OBLIGATION (Note 4)	247,000	247,000

	549,056	1,726,305

SHARE CAPITAL (Note 6)	60,655,851	51,286,111

SPECIAL WARRANTS	-	8,736,833

CONTRIBUTED SURPLUS (Note 6(g))	1,727,174	860,566

DEFICIT	(29,061,033)	(28,863,614)

	33,321,992	32,019,896

	$33,871,048	$33,746,201

NATURE OF OPERATIONS (Note 1)
COMMITMENTS (Note 10)

ON BEHALF OF THE BOARD:

“William J. Coulter”  “David H. Watkins”
William J. Coulter, Director David H. Watkins, Director

See accompanying notes to the financial statements

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ATNA RESOURCES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in Canadian dollars) (Unaudited)

	Three Months Ended		Nine Months Ended
	Sept 30, 2006	Sept 30, 2005	Sept 30, 2006	Sept 30, 2005

EXPENSES
Investor relations	$66,149	$84,611	$213,077	$324,158
Wages and benefits	98,594	52,322	422,887	138,151
Consultants fees	7,265	55,413	30,825	65,971
Office and miscellaneous	8,023	62,588	86,701	162,470
Stock-based compensation expense	125,703	64,315	902,341	83,370
Legal and audit	16,748	-	127,018	37,668
Exploration and business development	88,324	13,183	169,058	60,504
Rent and services	10,839	23,076	51,505	56,497
Insurance	10,742	-	34,941	33,345
Listing and transfer agent fees	2,127	64	59,748	32,755
Amortization	33,252	5,545	84,565	19,344

	(467,766)	(361,117)	(2,182,666)	(1,014,233)

OTHER INCOME (EXPENSES)
Investment and miscellaneous income	324,937	75,232	587,741	181,477
Foreign exchange gain (loss)	34,997	(361,354)	(25,447)	(361,354)
Gain on sale of subsidiary	-	46,500	-	46,500
Gain on sale of marketable securities	-	15,002	1,684,206	323,002
Write down of marketable securities	-	(6,124)	(125,238)	(114,629)
Net loss on asset disposition	-	-	-	(1,207)
Resource properties written-off (Note 5)	-	-	(136,015)	-

LOSS FOR THE PERIOD	(107,832)	(591,861)	(197,419)	(940,444)

DEFICIT, BEGINNING OF PERIOD	(28,953,201)	(27,708,361)	(28,863,614)	(27,359,778)

DEFICIT, END OF PERIOD	$(29,061,033)	$(28,300,222)	$(29,061,033)	$(28,300,222)

BASIC AND DILUTED LOSS PER SHARE	$(0.01)	$(0.01)	$(0.01)	$(0.02)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	63,899,121	45,764,824	62,805,082	41,708,204

See accompanying notes to the financial statements

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ATNA RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian dollars) (Unaudited)
	Three Months Ended		Nine Months Ended
	Sept 30, 2006	Sept 30, 2005	Sept 30, 2006	Sept 30, 2005

CASH PROVIDED BY (USED FOR):

OPERATING ACTIVITIES
Loss for the period	$(107,832)	$(591,859)	$(197,419)	$(940,444)
Less: non-cash items
Amortization	33,252	5,545	84,565	19,344
Marketable securities written-down	-	6,124	125,238	114,629
Gain on sales of marketable securities	-	(15,002)	(1,684,206)	(323,002)
Resource properties written-off	-	-	136,015	-
Loss on disposition of asset	-	-	-	1,207
Stock-based compensation expense	125,703	64,315	902,341	83,370

	51,123	(530,877)	(633,466)	(1,044,896)
Net change in non-cash working capital items
Accounts receivable	(82,207)	(71,577)	(89,197)	(62,524)
Accounts payable	(25,408)	278,225	(1,177,249)	641,449
Investments	(2,144,432)	-	(3,926,602)	-
Prepaid expenses	(34,617)	20,092	(9,878)	(1,625)

	(2,235,541)	(304,137)	(5,836,392)	(467,596)

FINANCING ACTIVITIES
Shares issued for cash, net of issue costs	133,702	6,860,293	1,499,515	7,656,249

	133,702	6,860,293	1,499,515	7,656,249

INVESTING ACTIVITIES
Acquisition of resource properties	-	-	(12,647)	(57,974)
Exploration and development, net	(370,458)	(4,530,713)	(3,031,049)	(7,346,549)
Option payment received	-	-	28,171	-
Exploration recovery and operating fees	227,154	-	1,111,847	-
Purchase of equipment	(10,678)	-	(834,733)	-
Reclamation bond	-	(518,930)	(56,419)	(521,566)
Gain on sale of subsidiary	-	46,500	-	46,500
Exercise of warrants	-	-	(1,692,484)	-
Proceeds from disposal of assets	-	41,203	2,636,219	1,073,703

	(153,982)	(4,961,940)	(1,851,095)	(6,805,886)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,255,821)	1,594,216	(6,187,972)	382,767

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	6,269,258	5,386,006	10,201,409	6,597,455

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$4,013,437	$6,980,222	$4,013,437	$6,980,222

Supplemental disclosure with respect to cash flows (Note 7)

See accompanying notes to the financial statements

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1. NATURE OF OPERATIONS

The Company is incorporated in British Columbia, is involved in the acquisition of resource properties that are considered sites of potential economic mineralization and is currently engaged in the exploration of these properties. Certain of the Company’s properties contain defined mineral resources that cannot be considered economic until a commercial feasibility study is carried out. The ability of the Company to realize the costs it has incurred to date on these properties is dependent upon it being able to develop a commercial ore body, to finance the required exploration and development costs and to acquire environmental, regulatory, and other such permits as may be required for the successful development of the property.

2.	SIGNIFICANT ACCOUNTING POLICIES
(a) Basis of Presentation

The accompanying interim consolidated financial statements for the interim periods ended September 30, 2006 and 2005, are prepared in accordance with accounting principles generally accepted in Canada and are unaudited, but in the opinion of management reflect all adjustments (generally consisting of normal recurring accruals) necessary for the fair presentation of the Company’s financial position, operations and cash flows for the periods presented. These interim consolidated financial statements should be read in conjunction with the Company’s annual financial statements, including the notes thereto, as at and for the years ended December 31, 2005 and 2004.

(b) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. MARKETABLE SECURITIES

At September 30, 2006, the Company held marketable securities with a carrying amount of $332,000 and a quoted market value of $614,165.

4.	DEPOSITS FOR RECLAMATION

The Company has posted environmental reclamation bonds in the amount of $527,758 (US$452,000) (2005 - Cdn$528,516) with the Division of Environmental Protection, State of Nevada and the United States Department of the Interior to cover the estimated closure and reclamation costs of the Pinson Property.

In May 2006, the Company posted environmental reclamation bonds in the amount of $56,419 (US$50,600) with the United States Department of Agriculture, Forest Service to cover reclamation costs on the Jarbidge Properties in Nevada.

At September 30, 2006 the Company has recorded $247,000 as an estimated asset retirement cost relating to the current amount of reclamation required based on exploration and development conducted to date at the Pinson property.

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ATNA RESOURCES LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2006
(Unaudited)

5. MINERAL PROPERTIES

During the nine months ending September 30, 2006, the Company incurred expenditures on its mineral properties as follows:

	Pinson	Jarbidge	Beowawe	Clover	US		Canada/
	NV	NV	NV	NV	Other	Chile	Yukon	Total
Balance at
December 31, 2005	$14,330,403	$ 721,876	$ 238,535	$ 73,973	$ 730,686	$ 47,476	$ 509,860	$16,652,809
Additions during the period:
Acquisition	-	-	-	-	12,647	-	-	12,647

Professional Fees and Wages	-	2,526	-	-	-	-	-	2,526
Property and Development	116,442	70,868	33,706	17,151	17,852	-	7,610	263,630
Drilling	-	49,497	-	-	-	-	-	49,497
Permitting	5,917	1,974	-	-	-	-	-	7,891
Geology	4,025	150,170	368	1,583	41,125	80	31	197,382
Geochemistry	-	5,104	-	-	1,315	-	-	6,419
Environment	-	12,122	-	-	-	-	-	12,122
Reserve Definition	232,600		-	-	-	-	-	232,600
Drilling Support	535,939	-	-	-	-	-	-	535,939
Surface Drilling	449,674	-	-	-	-	-	-	449,674
Surface Infrastructure	113,475	-	-	-	-	-	-	113,475
Production Setup	310,297	-	-	-	-	-	-	310,297
Dewatering	61,066	-	-	-	-	-	-	61,066
Travel and transportation	-	2,245	-	-	-	-	-	2,245
Field Office	-	37,466	-	-	-	-	-	37,466
Admin/Indirect Costs	748,822	-	-	-	-	-	-	748,822
	2,578,256	331,972	34,074	18,734	60,292	80	7,641	3,031,049
Additions during period	2,578,256	331,972	34,074	18,734	72,939	80	7,641	3,043,696

Cost Recoveries	(999,640)	-	(101,720)	-	(10,085)	-	(402)	(1,111,847)
Option Payments	-	-	-	-	-	(28,171)	-	(28,171)
Write-Offs	-	-	-	-	(136,015)	-	-	(136,015)

Balance at Sept 30, 2006	15,909,019	1,053,849	170,889	92,707	657,525	19,385	517,099	18,420,472

(a) United States

(i) Pinson Property, Nevada

The Company entered into an Exploration Agreement (“the agreement”), effective August 12, 2004, with Pinson Mining Company (“PMC”), a controlled subsidiary of Barrick Gold Corporation. Pursuant to the terms of the agreement, the Company completed obligations to earn a 70% interest in the Pinson Mine Property, Humboldt County, Nevada, and provided notice of its earn-in to PMC in January 2006.

On April 6, 2006, PMC informed the Company of its intention to exercise it’s right to back-in the Pinson project. Under the terms of the agreement, PMC must spend US$30 million within three years on further exploration and development of the property, if it is to back-in to a 70% interest in the property. Thereafter, a 70% PMC/30% Atna joint venture would be formed. Atna will retain its present 70% interest and become operator if PMC fails to make the expenditure within the 3 year period.

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ATNA RESOURCES LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2006
(Unaudited)

5. MINERAL PROPERTIES (Continued)

(a) United States (Continued)

(i) Pinson Property, Nevada (Continued)

The property is subject to net smelter return (“NSR”) royalties varying from 3.5% to 7.5% on various claim groups within the property.

(ii) Triple Junction and Dixie Fork Properties, Nevada

The Company acquired a 100% interest, subject to a 3% NSR royalty (uncapped), in the 36 ‘Triple Junction’ lode claims and the 31 ‘Dixie Fork’ lode claims located in Elko county, Nevada, by paying US$35,000 in cash and issuing 100,000 common shares.

In an agreement dated September 7, 2004, the Company granted an option to Sage Gold Inc. (“Sage”) to earn up to a 70% interest in the Company’s Triple Junction/Dixie Fork gold project. Sage may earn a 55% interest in the properties by drilling 10,000 feet before November 2007, and may then elect to form a joint venture with the Company, or to increase its interest to 70% before forming a joint venture, by funding and completing a bankable feasibility study.

(iii) Beowawe Properties, Nevada

During 2002, the Company obtained an option to acquire a 100% interest, subject to a 3% royalty on gold revenue less US$15 per realized ounce, in the 95 Beowawe lode claims located at the north end of the Carlin Gold District in Nevada. To exercise the option, the Company has to pay to the optionor an aggregate of US$80,000 (paid) in cash, allot and issue to the optionor up to 150,000 common shares in three separate tranches of 50,000 shares each (100,000 shares issued), and carry out a combined minimum 20,000 feet of exploratory drilling (7,140 feet drilled) on the Golden Cloud and/or Beowawe properties prior to November 6, 2005. In consideration of a payment of US$50,000, the remaining required drilling has been reduced to 6,000 feet on or before November 6, 2006. Following exercise of the option, the Company will have to make annual advance royalty payments of US$50,000 and US$75,000, respectively, for the first two years and US$100,000 each subsequent year until the commencement of commercial production. A finder’s fee is payable to a third party, equal to 5% of the first US$500,000 expenditures and payments made by the Company during the first two years of the agreement, and 3% of all expenditures and payments that are in excess of US$500,000 during the first two years of the agreement. The finder’s fee is capped at US$500,000.

In an agreement dated March 26, 2003, the Company obtained an option to acquire a 100% interest in 40 acres of fee land adjacent to the main Beowawe claim group, subject to a 3% royalty on gold revenue which can be purchased for US$250,000 or 700 ounces of gold, whichever is greater, per percentage point. To exercise the option, the Company has to pay to the Optionor an aggregate of US$42,500 (US$42,500 paid) in cash prior to December 1, 2006 and an annual minimum royalty of US$5,000 thereafter.

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ATNA RESOURCES LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2006
(Unaudited)

5. MINERAL PROPERTIES (Continued)

(a) United States (Continued)

(iii) Beowawe Properties, Nevada (Continued)

In a separate agreement dated June 5, 2003, the Company obtained an exclusive lease and option to acquire a 100% interest in an additional 40 acres of fee land adjacent to the main Beowawe claim group, subject to a 1% NSR royalty. The lease agreement requires the Company to pay advance royalties of US$500 (paid) on signing the agreement, US$1,000 (paid) prior to June 2004 and US$2,000 each subsequent year until the commencement of commercial production. The Company has the right to buy a 100% interest in the property, including surface and mineral rights, at any time for US$250,000.

Pursuant to an agreement dated September 21, 2005, the Company granted an option to Apolo Gold and Energy Inc. (“Apolo”) to acquire a 55% interest in the properties by completing the following:

-	Issuance to the Company of 100,000 common shares of Apolo on execution of the agreement (received);
-	Issuance to the Company of 50,000 common shares or payment of US$50,000 of Apolo on the first anniversary of the agreement (US$50,000 received);
-	Incurring exploration expenditures on the property of US$1,700,000 over a four year period.

(iv) Clover Property, Nevada

In an agreement dated March 11, 2003, the Company obtained an option to acquire a 100% interest in 22 claims known as the Clover property, subject to a 3% NSR royalty, which can be purchased for US$1,000,000 per percentage point. Terms of the agreement include cumulative total payments to the vendor of US$305,000 (US$80,000 paid) prior to March 11, 2010. The Clover property is subject to a Finder’s Agreement dated February 10, 2003, amended April 22, 2003, whereby the Company agreed to pay a finder’s fee of US$5,000 (paid) upon execution of the acquisition agreement, and US$10,000 (paid) and US$20,000, respectively, for the first two years after the agreement and US$30,000 on each subsequent anniversary until the commencement of commercial production (US$20,000 paid). The Finder’s fee is capped at a maximum of US$500,000.

The Company granted certain options on the Clover property and received US$50,000 in option payments; these options were terminated subsequent to the year end.

On June 19, 2006, the Company signed a Letter of Intent with Meridian Gold Incorporated (“Meridian”) whereby Meridian can earn a 51% working interest in the Clover property by making a cash payment of US$135,000 (US$60,000 paid) and exploration expenditures of US$300,000 in the first year; and paying an additional US$500,000 and incurring exploration expenditures of US$3,000,000 over a three year period. Meridian can earn an additional 19% working interest by completing a bankable prefeasibility study on the property.

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ATNA RESOURCES LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2006
(Unaudited)

5. MINERAL PROPERTIES (Continued)

(a) United States (Continued)

(v) Jarbidge Properties, Nevada

By an agreement dated December 5, 2003 the Company obtained an option to acquire a 100% interest in the 264 Jarbidge unpatented mining claims located in Elko County, Nevada by paying a total of US$600,000 (US$35,000 paid) to the optionor by December 5, 2009 and incurring aggregate exploration expenditures of US$300,000 in stages by December 5, 2006. The property is subject to NSR royalties ranging from 1.5 to 2.5%.

On December 15, 2004, the Company signed a separate lease agreement and option to acquire 10 unpatented mining claims, subject to a 2.5% production royalty, adjacent to the Jarbidge claims. The Company must make lease payments totalling US$19,800 in stages to December 14, 2007 (US $4,200 paid) and annual payments of US$9,000 each year thereafter. The Company may purchase the property and the production royalty at any time for US$375,000.

In an agreement dated February 4, 2005, the Company obtained a mining lease with an option for the partial purchase of a royalty on eight (8) patented mining claims adjacent to the main Jarbidge claim group, subject to a 5% production royalty. Fifty percent (50%) of the production royalty may be purchased for US$2 million. The lease requires annual payments to the lessor by the Company totalling US$117,500 over the first eight (8) years of the agreement (an initial payment of US$5,000 was paid upon signing on February 4, 2005 and US$5,000 was paid during 2005). Thereafter, an annual minimum royalty of US$25,000 is payable on or before the anniversary date of the agreement.

In an agreement dated February 4, 2005, the Company obtained an option to acquire a 100% interest in six unpatented federal lode claims adjacent to the main Jarbidge claim group, subject to a 1.5% to 3.0% production royalty which varies with the price of gold sold. To exercise the option, the Company will pay to the Optionor an aggregate of US$19,500 during the first four years of the agreement (US $1,500 was paid upon signing on February 4, 2005). Thereafter, an annual advance royalty payment of US$6,000 is due on or before the anniversary date of the agreement until a total of US$500,000 is received by the owner.

(vi) Searchlight Property, Nevada

In an agreement dated January 17, 2004, the Company purchased a 100% interest on the Searchlight property by the issuance of 30,000 common shares.

(vii) Lone Pine Property, Arizona

The Company purchased a 100% interest in the three patented claims, subject to a 2% NSR royalty granted as a finder’s fee (capped at US$2,000,000), comprising the Lone Pine property by making a cash payment of US$100,000.

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ATNA RESOURCES LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2006
(Unaudited)

5. MINERAL PROPERTIES (Continued)

(b) Canada

(i) Wolf Property, Yukon

The Company holds a 65.6% interest in 18 mineral claims.

(ii) Marg Property, Yukon

In November 1999, the Company paid $250,000 to purchase a 2/3 interest in the Marg property. Cameco Corporation owned the remaining 1/3 interest. In 2004, the Company purchased Cameco’s stake in the Marg joint venture by making a cash payment of $80,000.

On November 25, 2004, the Company entered into an option agreement with another party whereby that party can earn a 100% interest in the Marg Property by making annual cash payments up to a total of $600,000 ($200,000 received) and issuing 400,000 common shares (266,666 shares received) to the Company on or before December 8, 2007.

(iii) Ecstall Property, British Columbia

The Company has a 100% interest in 23 Crown Granted Mineral claims (21 claims with mining rights and two claims with surface rights), subject to a 3% (reducible to 2.5%) NSR royalty.

(iv) White Bull Property, British Columbia

The Company holds a 100% interest in 24 mineral claim units.

(c) Chile

(i) Celeste Property

The Company holds a 100% interest in the Celeste property, subject to a 2% NSR royalty. A land-use fee of US$50 per hectare of surface, payable if the land is used for waste dump, fill leaching or ancillary mining facilities, also applies.

The Company negotiated a 20 year lease agreement with Compan࿣ia Cielo Azul Limitada (“Cielo Azul”) for the Celeste property allowing Cielo Azul to explore and develop the property. The agreement requires annual lease payments starting at US$10,000 and escalating over 3 years to US$50,000 annually. A 2.5% net smelter royalty and additional annual payments of US$50,000 will be made if the property is placed into commercial production or if the surface is used for the adjoining mining operation.

6. SHARE CAPITAL

(a) Authorized:

Authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares.

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ATNA RESOURCES LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2006
(Unaudited)

6. SHARE CAPITAL (Continued)

(b) Issued
	No. of Shares	Amount

Balance as at December 31, 2005	55,429,067	$51,286,111

Issued for cash
Private placement, net of issue costs (Note 6 (c)	7,450,000	8,730,587
Exercise of warrants	502,771	459,795
Exercise of options, for cash	520,000	143,625

Issued for other consideration
Exercise of options, for stock-based compensation	-	35,733
Balance as at September 30, 2006	63,901,838	$60,655,851

(c) Private Placements

On February 2, 2006, the Company completed a special warrant brokered private placement for the issuance of 7,450,000 common shares at a price of $1.35 per share for gross proceeds of $10,057,500. The agents received a 6.5% cash commission of $653,737 and 521,000 agents’ warrants to acquire 521,000 shares of the Company at a price of $1.55 per share until December 16, 2006. The Company incurred cash share issuance costs in the amount of $67,643 in connection with the private placement and recorded the fair value, as determined by the Black-Scholes Option Pricing Model, of the agents’ warrants at $605,532.

(d) Stock Options

Stock options to purchase common shares have been granted to directors, employees and consultants of the Company at exercise prices determined with reference to the market value on the date of the grant. On April 20, 2006, the shareholders approved an increase in the number of stock options that may be granted under the Company’s Stock Option Plan by 1,355,864 common shares. Vesting of stock options is made at the discretion of the Board of Directors at the time the options are granted. At September 30, 2006, the Company had stock options outstanding for the purchase of 2,490,000 common shares, with an average remaining contractual life of 1.56 years, of which 2,057,500 stock options were exercisable at September 30, 2006.

		Weighted Average
	Options	Exercise Price

Outstanding at December 31, 2005	2,145,000	$0.52

Exercised	(520,000)	0.28
Cancelled	(50,000)	2.01
Granted	915,000	1.99

Outstanding at September 30, 2006	2,490,000	$1.07

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ATNA RESOURCES LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2006
(Unaudited)

6. SHARE CAPITAL (Continued)

(d) Stock-Options (Continued)

The following summarizes the stock options outstanding at September 30, 2006:

Number of Shares	Exercise Price	Expiry Date
350,000	0.500	January 9, 2007
275,000	0.325	April 20, 2007
200,000	0.590	February 8, 2008
775,000	0.700	April 18, 2008
25,000	0.700	May 31, 2008
840,000	2.01	January 30, 2009
25,000	1.28	July 7, 2009

2,490,000

(e) Stock-Based Compensation

During the nine month period ended September 30, 2006, the Company granted stock options to acquire up to an aggregate of 915,000 (2005 - 1,050,000) common shares at an exercise price of $2.01 and $1.28 (2005 - $0.59 and $0.70) per share.

During the nine month period ended September 30, 2006, the Company recorded a stock-based compensation expense of $902,341 based on the fair value of options vested during the period. The stock-based compensation expense was calculated using the Black-Scholes Option Pricing Model.

The fair value of stock options used to calculate compensation expense and the fair value of agents’ warrants is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions at September 30, 2006:
	2006	2005

Risk-free interest rate	2.43%	2.28%
Expected dividend yield	-	-
Expected stock price volatility	50% to 66%	50% to 65%
Expected option life in years	1 to 3	1 to 3

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

(f) Warrants

At September 30, 2006, the Company had outstanding warrants to purchase an aggregate of 444,729 common shares as follows:

Exercise	Expiry	Outstanding				Outstanding
Price	Date	December 31, 2005	Issued	Exercised	Expired	September 30, 2006
$0.800	Aug 03, 2006	426,000	-	426,000	-	-
$1.550	Dec 16, 2006	521,500	-	76,771	-	444,729

		947,500	-	502,771	-	444,729

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ATNA RESOURCES LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2006
(Unaudited)

6. SHARE CAPITAL (Continued)

(g) Contributed Surplus

Amounts
Balance as at December 31,2005	$860,566
Stock-based compensation expense	902,340
Exercise of stock options	(35,732)
Balance as at September 30, 2006	$1,727,174

7. SUPPLEMENTARY CASH FLOW DISCLOSURES

Supplementary disclosure of non-cash financing activities:

	2006	2005

Other cash flow information

Interest received	$587,741	$106,245

8.	RELATED PARTY TRANSACTIONS

There were no related party transactions in 2006 or 2005.

9. SEGMENTED INFORMATION

The Company’s principal operating segment is in the mineral exploration industry with assets by geographical segment as follows:

2006
Canada	$14,041,230
Chile	19,385
United States	19,810,433
$33,871,048

10. COMMITMENT

The Company has a lease commitment for its office premises which expires June 30, 2010. The cost of the entire premises is shared amongst several companies in proportion to the area occupied. The Company’s proportionate share of annual rental payments under this arrangement is approximately $64,000.